Press Release
[Graphic Omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications



                                               Date:    November 26, 2003
                               For more information:    +31 75 659 57 20






Ahold publishes corrected figures for the first three quarters of 2003 and a correction to the disclosure included in the outlook for 2003

Ahold wishes to apologize for errors made in this morning's press release on the results of the first three quarters of 2003. The errors relate to the exceptional losses included in the result of the third quarter for 2003 and to the disclosed accumulated currency translation adjustments included in the outlook for 2003, and are as follows:


1.   Exceptional losses
In this morning's press release we reported exceptional losses of Euro 130 million which we stated included a loss of Euro 90 million relating to the recognition of accumulated foreign currency translation adjustments, as a result of divestments. This last element should have been Euro 70 million, thereby making the total exceptional losses Euro 110 million.


2. Disclosure included in the outlook for 2003
The accumulated exchange rate differences included in shareholders' equity at the end of the third quarter of 2003 amounted to Euro 265 million and Euro 201 million for Brazil and Argentina, respectively, instead of the Euro 330 million and Euro 215 million previously communicated.

A corrected version of this release is attached.

Ahold Corporate Communications: +31.75.659.57.20






                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:   +31 (0)75 659 5720
                                                  Fax:     +31 (0)75 659 8302
http://www.ahold.com